July 31, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Know Labs, Inc. Registration Statement on Form S-1 File No. 333-280273 REQUEST FOR WITHDRAWAL OF ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:
Reference is made to the letter filed with the U.S. Securities and Exchange Commission (the “Commission”) by Know Labs, Inc., a Nevada corporation (the “Registrant”), on July 29, 2024 in which the Registrant requested that the above-referenced Registration Statement (the “Registration Statement”) become effective at 4:30 p.m. (EST) on Wednesday, July 31, 2024.

In accordance with rule 461, the Registrant is no longer requesting effectiveness of the Registration Statement at such time and on such date.

Sincerely,

Know Labs, Inc.

/s/ Ronald P. Erickson

Ronald P. Erickson
Chief Executive Officer

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Know labs, Inc. | 619 Western Avenue | Suite 610 | Seattle, WA 98104

Tel: 206.903.1351 | Email: ask@knowlabs.co